Exhibit 99.1

May 13, 2022

•	Nova Scotia Securities Commission

•	Alberta Securities Commission

•	Manitoba Securities Commission

•	Ontario Securities Commission

•	Superintendent of Securities, Prince Edward Island

•	Superintendent of Securities, Northwest Territories

•	Superintendent of Securities, Nunavut
•	Securities Commission of Newfoundland and Labrador

•	Saskatchewan Financial and Consumer Affairs Authority

•	New Brunswick Financial and Consumer Services Commission

•	British Columbia Securities Commission

•	Autorité des marchés financiers

•	Superintendent of Securities, Yukon Territory

RE:	Brookfield Asset Management Reinsurance Partners Ltd.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual & Special Meeting of Shareholders:

Date of meeting:

Record date for notice:

Record date for voting:

Beneficial ownership determination date:

Securities entitled to notice:

Securities entitled to vote:

Issuer mailing directly to non-objecting beneficial owners:

Issuer will pay for objecting beneficial owner material distribution:

Issuer using notice-and-access for registered investors:

Issuer using notice-and-access for non-registered investors:

Notice-and-access stratification criteria:

June 24, 2022

May 24, 2022

May 24, 2022

May 24, 2022

Class A Exchangeable Limited Voting Shares

Class B Limited Voting Shares

Class A Exchangeable Limited Voting Shares

Class B Limited Voting Shares

No

Yes

No

No

No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM